STATEMENT OF FINANCIAL CONDITION

September 30, 2021
(Audited)

RAYMOND JAMES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2020 (MM/DD/YY) AND ENDING 9/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Carillon Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marshall Ollia **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marshall Ollia, officer of Carillon Fund Distributors, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of Carillon Fund Distributors, Inc., as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

TIM FOOTLICK
Notary Public - State of Florida
Commission # HH 48014
My Comm. Expires Sep 29, 2024
Bonded through National Notary Assn.

Signature

Marshall Ollia
Chief Financial Officer

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

CARILLON FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION

September 30, 2021

SUMMARY OF CONTENTS

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Carillon Fund Distributors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carillon Fund Distributors, Inc. (the Company) as of September 30, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

Tampa, Florida
November 23, 2021

CARILLON FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2021

Assets:		
Cash and cash equivalents	$	10,844,625
Receivables from affiliated mutual funds		986,816
Receivables from affiliates		769,575
Prepaid expenses and other assets		88,556
Deferred income taxes, net		87,406
Total assets	$	12,776,978
Liabilities and stockholder's equity:		
Distribution fees payable		1,200,879
Accrued compensation, commissions and benefits		2,048,124
Payable to affiliates		1,472,961
Accrued expenses and other liabilities		29,414
Total liabilities		4,751,378
Commitments and contingencies (see Note 5)		
Stockholder's equity:		
Common stock; $.01 par value; authorized 100 shares; issued and outstanding 100 shares		1
Additional paid-in capital		85,735,656
Accumulated deficit		(77,710,057)
Total stockholder's equity		8,025,600
Total liabilities and stockholder's equity	$	12,776,978

See accompanying Notes to Statement of Financial Condition.

CARILLON FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2021

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Carillon Fund Distributors, Inc. ("CFD," "we," "our,", "ours," or "us,") is a Florida corporation and a wholly owned subsidiary of Eagle Asset Management, Inc. ("EAM" or "Parent"). EAM is a wholly owned subsidiary of Carillon Tower Advisers, Inc. ("CTA"), who is in turn a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Ultimate Parent"). CFD is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). For the year ended September 30, 2021, CFD served as principal underwriter and distributor for the Carillon Family of Funds (for all of which EAM or other CTA affiliates are sub-advisers, the "Funds"), by promoting and soliciting orders for the purchase of shares of the Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent and RJF's fiscal year end of September 30. The accompanying Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Contracts with customers

Receivables related to contracts with customers were $986,816 at September 30, 2021 and are recorded in receivables from mutual funds in the Statement of Financial Condition.

We have elected the practical expedient allowable under GAAP to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Cash and cash equivalents

Our cash is held either in a third party bank account or a brokerage account at a subsidiary of RJF, either of which are immediately available for our use as needed.

Receivables from affiliated mutual funds

Receivables from affiliated mutual funds include receivables from the Funds for 12b-1 distribution fees and advances to broker-dealers related to Class C share transactions. Distribution fees receivable are amounts due for marketing the Funds and are received monthly. The 12b-1 advances are collected either through quarterly 12b-1 fees received from Funds or through sales charges if shares are liquidated by the account holder within the twelve month period from their date of purchase. These receivables generally have minimal credit risk due to their short-term nature and low probability of default; therefore, the allowance for credit losses on such receivables is not significant. Any allowance for credit losses for these receivables is estimated using assumptions based on historical experience, current facts and other factors. We update these estimates through periodic evaluations against actual trends experienced.

Property and equipment

Property and equipment, which consists primarily of office furniture and equipment, are computed at cost less accumulated depreciation. There was no net asset balance as of September 30, 2021 to present on the Statement of Financial Condition as all such assets have been fully depreciated. Depreciation of assets is primarily provided for using the straight line method over the estimated useful lives of the assets, which range from three to five years.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the income taxes receivable or payable are included as part of the receivable from affiliates or payable to affiliates balances on the Statement of Financial Condition. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method utilizing a benefits for losses approach. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year.

We utilize the asset and liability method to provide income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or liquidity. See Note 4 for further information on our income taxes.

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

NOTE 3 – RELATED PARTY TRANSACTIONS

We participate with our Parent, CTA, RJF, and affiliates in certain revenue, expense and tax sharing agreements. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from our Parent, CTA, RJF, or affiliates.

The receivable from affiliates is $769,575 at September 30, 2021. The balance includes $759,184 receivable from RJF arising from state income taxes and $10,391 receivable from other affiliates for the unpaid portion of all other related party transactions.

The payable to affiliates is 1,472,961 at September 30, 2021. The balance includes $635,149 of distribution fees payable to broker-dealer affiliates, $424,992 payable to RJF arising from federal income taxes, and $412,820 payable to other affiliates for the unpaid portion of all other related party transactions. The related party transactions that result in these payables are settled monthly with cash transfers.

The receivable from affiliates is the uncollected portion of related party transactions owed to CFD from affiliates who received various services from CFD. The payable to affiliates is the unpaid portion of related party transactions owed to affiliates who provide various services to CFD.

NOTE 4 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset items are as follows:

	September 30, 2021
Deferred tax assets:	
State net operating loss carryover, net of federal tax	$ 8,166
Property and Equipment	87
Deferred compensation	50,744
Accrued expenses	36,575
Gross deferred tax assets	95,572
Less: valuation allowance	(8,166)
Total deferred tax asset, net	$ 87,406

We have net operating loss carryforwards available to reduce state income tax of approximately $10,337 offset by a federal income tax benefit of $2,171. These net operating loss carryforwards expire between fiscal year 2022 and fiscal year 2023. The valuation allowance for the fiscal year ended September 30, 2021, relates to net operating losses generated from our single entity state income tax filings and management's belief that, based on our historical operating losses, projection of future losses, scheduled reversal of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards will expire unutilized. The valuation allowance decreased by $2,210 during the fiscal year ended September 30, 2021. We believe that the realization of the remaining net deferred tax asset of $87,406 is more likely than not based on the ability to net losses against consolidated taxable income of the affiliated group and carryback losses against prior year consolidated taxable income of the affiliated group.

We have no liability for unrecognized tax benefits.We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2018 for federal tax returns and fiscal year 2017 for state and local tax returns. The various audits in process are expected to be completed in fiscal year 2022.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions arising in connection with our activities.

We are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time, among other things, into industry practices, which can also result in the imposition of such sanctions

We contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the past several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies in the financial services industry continues to be significant. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material

Subject to the foregoing, after consultation with counsel and consideration of the accrued liability amounts included in the accompanying Statement of Financial Condition, that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

Refer to Note 2 for a discussion of our criteria for recognizing liabilities for contingencies.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement,"

which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. At September 30, 2021, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. Our net capital position is as follows:

		September 30, 2021
Net capital	$	6,093,247
Less: Required net capital		(250,000)
Excess net capital	$	5,843,247

NOTE 7 — SUBSEQUENT EVENTS

Management has considered subsequent events through November 23, 2021. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER

880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863

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